SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

July 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,856,212(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 870,856,212

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,856,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(2) 66.39%

14.	Type of Reporting Person (See Instructions) IN

1  In the form of Class B ADSs.  David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

2  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 870,856,212 ordinary shares, representing approximately 40.44% of the total outstanding share capital and of the voting power of the Issuer.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,856,212 (3)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 870,856,212

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,856,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(4) 66.39%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

3  In the form of Class B ADSs.  Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

4  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 870,856,212 ordinary shares, representing approximately 40.44% of the total outstanding share capital and of the voting power of the Issuer.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,856,212 (5)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 870,856,212

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,856,212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(6) 66.39%

14.	Type of Reporting Person (See Instructions) HC

5  In the form of Class B ADSs.

6  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 870,856,212 ordinary shares, representing approximately 40.44% of the total outstanding share capital and of the voting power of the Issuer.

Item 1.   Security and Issuer

This Amendment No. 17 (the “Seventeenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”), a portion of which is represented by American Depositary Shares (“Class B ADSs”) which are traded on the New York Stock Exchange.  Capitalized terms used but not otherwise defined in this Seventeenth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 is amended by adding the following:

On July 16, 2018, FTL filed a pre-commencement communication under the cover of Schedule TO announcing that it was terminating its possible participation in any U.S. offer to purchase for cash any outstanding Class B Shares or American Depositary Shares (each American Depositary Share representing rights to five Class B Shares) held by U.S. persons in relation to the Merger.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2018

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person